① SHO (2012/2013)

UNITEHERE!

1775 K STREET, NW, SUITE 620, WASHINGTON, DC 20006 • TEL (202) 393-4373 • FAX (202) 223-6213 • WWW.UNITEHERE.ORG

November 29, 2012

Lindsay N. Monge
Senior Vice President, Treasurer and Secretary
Sunstone Hotel Investors
120 Vantis, Suite 350
Aliso Viejo, CA 92656

Via fax and overnight

Dear Ms. Monge:

I am submitting on behalf of UNITE HERE the enclosed shareholder proposal for inclusion in Sunstone Hotel Investor's proxy statement and form of proxy relating to the 2013 Annual Meeting, pursuant to SEC Rule 14-a8.

Materials enclosed include:

- A copy of our proposal and supporting statement.
- A statement from Morgan Stanley Smith Barney representing UNITEHERE's beneficial ownership of 470 common shares for at least a one-year period.
- A letter from Marty R. Leary, UNITE HERE Deputy Director Research, designating me to act on behalf of UNITE HERE with respect to UNITE HERE's enclosed shareholder proposal.

The following is intended to supply information requested by Sunstone Hotel Investors' By-Laws.

JOHN W. WILHELM, PRESIDENT
GENERAL OFFICERS: Sherri Chiesa, Secretary-Treasurer; Peter Ward, Recording Secretary; D. Taylor, General Vice President;
Tho Thi Do, General Vice President for Immigration, Civil Rights and Diversity

The reason for presenting this proposal is stated in our supporting statement. We have no material interest in the proposal's subject other than that interest which all shareholders have in its enactment.

These shares were acquired for investment purposes solely. At the time of writing, there are no agreements, arrangements and understandings with any other shareholders, Shareholder Associated Persons or others in connection with this proposal. We are not aware of other shareholders who support the proposal. We intend to appear in person to bring this business before the meeting.

Please contact me at the number or email below regarding any issues or questions arising out of this submission.

Sincerely,



Courtney Alexander
Deputy Director Research
UNITE HERE
1135 Terminal Way #203
Reno, NV 89502
calexander@unitehere.org
631-834-4681 c.

Enclosures

SHAREHOLDER PROPOSAL

RESOLVED, that shareholders of Sunstone Hotels Investors (the "Company") urge the Board to take all steps necessary under applicable law to cause the Company to opt out of Maryland's Unsolicited Takeover Act (Title 3, subtitle 8 of the Maryland General Corporation Law, the "Act"), and to require a majority vote of shareholders before opting back into the Act.

Supporting Statement:

This proposal urges the Board to initiate the actions required for the Company to opt out of provisions of Maryland's Unsolicited Takeover Act. The Act permits the Board, without shareholder approval, to implement various takeover defenses, such as classifying the board, expanding the size of board while filling new vacancies through the votes of directors only, and requiring a two-thirds vote for removal of a director. These defenses, if implemented by the board, may adversely affect shareholder value by discouraging offers to acquire the Company that could be beneficial to shareholders.

The US hotel industry has witnessed improved operating fundamentals for two consecutive years. If the previous cycle is any indication, shareholders can expect to see stepped-up merger activity in the coming years:

- In November 2005, Carl Icahn made a tender offer to purchase 51% of Fairmont Hotels' stock at $40 per share, 23% higher than the average trading price during October 2005.
- In February 2006, Blackstone acquired Meristar REIT for a $10.45 per share consideration, 20% above the average trading price the day before the announcement.
- In 2007, Blackstone acquired Hilton Hotels at a price of per $47.50 share, a 32% premium above the closing price the day the agreement closed. Eagle Hospitality REIT was acquired by an Apollo affiliate for $13.36 per share, a 42% premium over share prices the eve of the announcement.
- JER Realty acquired Highland Hospitality Corporation, a REIT, for $19.50 a share, a premium of approximately 15% over Highland's three-month average closing share price.

Research on anti-takeover statutes such as the Act indicates that these statutes fail to protect shareholder interests. Empirical studies have shown that state anti-takeover statutes harm shareholders by failing to maximize profit and by leading to uncertainty for shareholders (Macey, 1988). Robust econometric data shows that anti-takeover statutes increase agency managerial cost and reduce shareholder wealth (Subramanian, 2002). Further, studies have shown that because they protect managers from removal, they reduce incentives for managers to operate as profitably as possible (Booth, 1988).

The Company has adopted some good corporate governance measures, such as a declassified board, but the Act allows a future Board to repudiate this measure unless the Company has explicitly opted out of the Act. Opting out of the Act would affirm the Company's commitment to having all board members elected annually. In addition, requiring a majority vote before opting back in would ensure that shareholders maintain oversight of the Company's anti-takeover provisions. We urge you to vote yes for this proposal.

Sunstone Hotels 2012- 2013

Courtney Alexander

From:	Courtney Alexander <calexander@unitehere.org>
Sent:	Thursday, April 25, 2013 5:02 PM
To:	'David Sloan'
Cc:	Courtney Alexander (calexander@unitehere.org)
Subject:	RE: Proposal

Dear Mr. Sloan,

To clarify our position, we will withdraw our shareholder proposal if Sunstone Hotel Investors agrees to take all necessary steps to ensure that it be prohibited from classifying its Board of Directors without a majority vote of its shareholders, and that it is not subject to that provision of the Unsolicited Takeovers Act (Title 3, Subtitles 801-805 of Maryland`s Corporations and Associations laws; the Act) that permits Sunstone's Board to reclassify the Board of Directors without shareholder approval.

We believe the steps are: first, adoption and filing of the following Board resolution (or one substantially similar):

Resolved, that all Board members will be elected annually, and, pursuant to the provisions of Title 3, Subtitle 802 of the Maryland General Corporation Law (or any successor statute), the Board of Directors hereby prohibits the Corporation from electing to be subject to the provisions of Title 3, Subtitle 803, or any other provisions of Title 3 that permit the establishment of a classified board, in which not all directors are elected annually by shareholders. This resolution shall only be amendable by a majority vote of shareholders entitled to vote in the election of directors.

Second, the Board should seek shareholder approval of the following Charter provision (or one substantially similar) at the next annual meeting:

Section _Classification of Board. All Board members shall be elected annually. Pursuant to the provisions of Title 3, Subtitle 802 of the Maryland General Corporation Law (or any successor statute), the Corporation shall not be subject to the provisions of Title 3, Subtitle 803, or any other provisions of Title 3 that permit the establishment of a classified board, in which not all directors are elected annually by shareholders. Notwithstanding any other provisions of these Articles, any amendment, alteration or repeal of this section shall be valid only if approved by the affirmative vote of a majority of votes cast by stockholders entitled to vote generally in the election of directors.

We understand if this agreement is acceptable to Sunstone's Board of Directors, the Company will file an 8-K or public document stating that this corporate governance change has been implemented in exchange for withdrawal of our shareholder proposal.

Please inform me of your decision.

Courtney Alexander
Deputy Director Research
UNITE HERE
631-834-4681 c.
calexander@unitehere.org

From: David Sloan [mailto:DSloan@sunstonehotels.com]
Sent: Wednesday, April 24, 2013 3:03 PM

1

To: calexander@unitehere.org
Subject: Proposal

Ms. Alexander,

Thanks for your call this morning. Before I discuss our conversation with others here internally, I wanted to confirm one thing. That is, whether Unite Here will withdraw its proposal in exchange for Sunstone changing its governance construct so as to prohibit implementation of a classified board of directors (absent a majority vote of shareholders). Please confirm by answering either YES or NO.

Again, regardless of your response to the aforementioned inquiry, I have no authority to bind or otherwise commit the company to take any action in respect of Unite Here's proposal.

Thank you

David R. Sloan
Senior Vice President – General Counsel
Sunstone Hotel Investors, Inc.
120 Vantis, Suite 350
Aliso Viejo, California 92656
Direct (949) 382-3005
Cell (619) 549-1124
Fax (949) 330-4090

From:	Courtney Alexander <calexander@unitehere.org>
Sent:	April-29-13 3:54 PM
To:	jjfueser@unitehere.org
Subject:	FW: Unite Here Proposal

From: David Sloan [mailto:DSloan@sunstonehotels.com]
Sent: Monday, April 29, 2013 12:49 PM
To: Courtney Alexander
Subject: RE: Unite Here Proposal

Thank you

Please let me know if JJ needs anything in advance of the annual meeting on Wednesday.

David

From: Courtney Alexander [mailto:calexander@unitehere.org]
Sent: Monday, April 29, 2013 12:35 PM
To: David Sloan
Subject: RE: Unite Here Proposal

David,

This is fine. Thanks.

Courtney Alexander
Deputy Director Research
UNITE HERE
631-834-4681 c

From: David Sloan [mailto:DSloan@sunstonehotels.com]
Sent: Monday, April 29, 2013 12:26 PM
To: Courtney Alexander
Subject: RE: Unite Here Proposal

Courtney,

Please find attached the final Form 8-K and Articles Supplementary. At the request of our board, I have changed the first sentence of the Form 8-K to begin with "Unite Here has withdrawn Proposal 4…" in lieu of "Unite Here has agreed to withdraw Proposal 4…"

UNITE HERE agrees to withdraw our proposal in exchange for Sunstone both filing the attached clean draft of Form 8K and filing the Articles Supplementary.

Let me know if any other notice of our withdrawal is necessary. My colleague JJ will attend the meeting, but not introduce the proposal.

Thank you for your cooperation as well.

Courtney Alexander
Deputy Director Research
UNITE HERE
631-834-4681 c

From: David Sloan [mailto:DSloan@sunstonehotels.com]
Sent: Sunday, April 28, 2013 8:33 PM
To: calexander@unitehere.org
Subject: Unite Here Proposal

Courtney,

Please find attached clean and redline drafts of the Form 8k, as well as the Articles Supplementary. The redline version of the Form 8k is marked against the draft Form 8k I sent to you on Friday evening.

Please confirm that Unite Here agrees to withdrawal it's proposal in exchange for Sunstone both (i) filing the attached clean draft of the Form 8k and (ii) filing the Articles Supplementary.

As I'm sure the attached will receive your approval, I wanted to thank you for your cooperation in reaching an amicable resolution.

Thanks again

David R. Sloan
Senior Vice President – General Counsel
Sunstone Hotel Investors, Inc.
120 Vantis, Suite 350
Aliso Viejo, California 92656
Direct (949) 382-3005
Cell (619) 549-1124
Fax (949) 330-4090

Please let me know as soon as possible whether Unite Here approves of the aforementioned change to the Form 8-K. Assuming this meets your approval, we will file in 30 minutes.

Thank you

David R. Sloan
Senior Vice President – General Counsel
Sunstone Hotel Investors, Inc.
120 Vantis, Suite 350
Aliso Viejo, California 92656
Direct (949) 382-3005
Cell (619) 549-1124
Fax (949) 330-4090

From: Courtney Alexander [mailto:calexander@unitehere.org]
Sent: Monday, April 29, 2013 7:18 AM
To: David Sloan
Subject: RE: Unite Here Proposal

David,

The attachments are fine.

From:	Courtney Alexander <calexander@unitehere.org>
Sent:	April-29-13 1:43 AM
To:	jjfueser@unitehere.org
Subject:	FW: Unite Here Proposal
Attachments:	SHO - 8K (REDLINE).docx; ATT00001.htm; Exhibit 3.1.doc; ATT00002.htm; SHO - 8K (CLEAN).doc; ATT00003.htm

From: David Sloan [mailto:DSloan@sunstonehotels.com]
Sent: Sunday, April 28, 2013 8:33 PM
To: calexander@unitehere.org
Subject: Unite Here Proposal

Courtney,

Please find attached clean and redline drafts of the Form 8k, as well as the Articles Supplementary. The redline version of the Form 8k is marked against the draft Form 8k I sent to you on Friday evening.

Please confirm that Unite Here agrees to withdrawal it's proposal in exchange for Sunstone both (i) filing the attached clean draft of the Form 8k and (ii) filing the Articles Supplementary.

As I'm sure the attached will receive your approval, I wanted to thank you for your cooperation in reaching an amicable resolution.

Thanks again

David R. Sloan
Senior Vice President – General Counsel
Sunstone Hotel Investors, Inc.
120 Vantis, Suite 350
Aliso Viejo, California 92656
Direct (949) 382-3005
Cell (619) 549-1124
Fax (949) 330-4090

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 29, 2013

Sunstone Hotel Investors, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Maryland	001-32319	20-1296886
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

120 Vantis, Suite 350		
Aliso Viejo, California		**92656**
(Address of Principal Executive Offices)		(Zip Code)

(949) 330-4000
(Registrant's telephone number including area code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

Unite Here has agreed to withdraw Proposal 4 from consideration for approval at the 2013 annual meeting of stockholders of Sunstone Hotel Investors, Inc. (the "Company"), scheduled to be held on Wednesday, May 1, 2013. The withdrawn proposal sought to urge the Company's Board of Directors (the "Board") to take all steps necessary under applicable law to cause the Company to opt out of Maryland's Unsolicited Takeover Act (Title 3, Subtitle 8 of the Maryland General Corporation Law, the "Act"), and to require a majority vote of stockholders before opting back into the Act. In exchange for Unite Here's withdrawal of Proposal 4, the Company has agreed to (1) file with the State Department of Assessments and Taxation of Maryland the Articles Supplementary, attached hereto as Exhibit 3.1, to the charter of the Company and (2) adopt, in substantially the same form, the following Board resolution:

"Resolved, that, pursuant to Section 3-802(c) of the Maryland General Corporation Law (the "MGCL"), the Company is hereby prohibited from electing to be subject to the provisions of Section 3-803 of the MGCL or otherwise providing for the directors of the Company to be divided into classes pursuant to Title 3, Subtitle 8 of the MGCL, and further provided that the foregoing prohibition may not be repealed unless the repeal of such prohibition, or the classification of the directors pursuant to Section 3-803 of the MGCL, is approved by the stockholders of the Company by the affirmative vote of at least a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors."

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
3.1	Sunstone Hotel Investors, Inc. Articles Supplementary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sunstone Hotel Investors, Inc.

Date: April 29, 2013

By: /s/ Bryan A. Giglia

Bryan A. Giglia
Principal Financial Officer and Duly Authorized Officer

(2) BEE (2012-2013)

UNITEHERE!

1775 K STREET, NW, SUITE 620, WASHINGTON, DC 20006 • TEL (202) 393-4373 • FAX (202) 223-6213 • WWW.UNITEHERE.ORG

December 10, 2012

Paula C. Maggio, Secretary
Strategic Hotels & Resorts
200 West Madison Street
Suite 1700
Chicago, IL 60606

Via *Fax* and Overnight: 312-658-5799

Dear Ms. Maggio:

I am submitting on behalf of UNITE HERE the enclosed shareholder proposal for inclusion in Strategic Hotel's proxy statement and form of proxy relating to the 2013 Annual Meeting, pursuant to SEC Rule 14-a8.

Materials enclosed include:

- A copy of our proposal and supporting statement.
- A statement from Morgan Stanley Smith Barney representing UNITE HERE's beneficial ownership of 1980 common shares continuously for at least a one-year period.
- A letter from Marty R. Leary, UNITE HERE Deputy Director Research, designating me to act on behalf of UNITE HERE with respect to UNITE HERE's enclosed shareholder proposal.

The following is intended to supply information requested by Strategic's By-Laws.

The reason for presenting this proposal is stated in our supporting statement. We have no material interest in the proposal's subject other than that interest which all shareholders have in its enactment.

These shares were acquired for investment purposes solely and the shares will be held at least through the date of the 2013 Annual Shareholder Meeting. 180 shares were acquired

JOHN W. WILHELM, PRESIDENT
GENERAL OFFICERS: Sherri Chiesa, Secretary-Treasurer; Peter Ward, Recording Secretary; D. Taylor, General Vice President;
Tho Thi Do, General Vice President for Immigration, Civil Rights and Diversity

on 12/19/2006; we increased our holdings by 1800 shares on 11/20/09. At the time of writing, there are no agreements, arrangements and understandings with any other shareholders, Shareholder Associated Persons or others in connection with this proposal. We are not aware of other shareholders who support the proposal. We intend to appear in person to bring this business before the meeting. UNITE HERE has engaged in no derivative transactions involving the company's shares during this period.

Please contact me at the number or email below regarding any issues or questions arising out of this submission.

Sincerely,



Courtney Alexander
Deputy Director Research
UNITE HERE
1135 Terminal Way #203
Reno, Nevada 89502
631-834-4681 cell
775-689-8674 fax
calexander@unitehere.org

Enclosures

Shareholder Proposal:
That the Board of Directors of Strategic Hotels (the Company) be urged to take the following steps:

- Redeem any shareholder rights agreements (commonly known as a "poison pill") currently in effect, such as the Rights Agreement;
- Require a majority shareholder vote to adopt, amend, extend or renew any shareholder rights plan, rights agreement or any other form of "poison pill" making it more difficult or expensive to acquire large holdings of the Company's stock.

Shareholder Supporting Statement
This proposal, if approved and implemented, will redeem the Company's Rights Agreement ("poison pill"), which could make it more difficult or expensive to acquire large holdings of the Company's stock. It will also require shareholder approval before adopting a new poison pill.

The current Rights Agreement was adopted by the Board in 2008, and was extended twice, each time without shareholder approval. Institutional Shareholder Services' Governance Risk Indicators has rated shareholder rights an issue of "high concern" for the Company in part because we are subject to a poison pill not approved by shareholders.

The poison pill presents a potent anti-takeover device that might adversely affect shareholder value by discouraging offers to acquire the company that could be beneficial to shareholders. By repeatedly renewing the pill without shareholder approval, the Board retains the exclusive right to decide who is, and who is not, allowed to make an offer to acquire the company. We believe shareholders should have the right to vote on the Agreement that assigns that power to the Board. We note the Company is already equipped with anti-takeover tools, including the excess share provisions in its charter protecting the company's REIT status, as well as certain state anti-takeover statutes.

The hotel industry has enjoyed improved operating fundamentals for two years. If the previous cycle is any indication, shareholders can expect to see stepped-up merger activity:

- In November 2005, Carl Icahn made a tender offer to purchase 51% of Fairmont Hotels' stock at $40 per share, 23% higher than the average trading price during October 2005.
- In February 2006, Blackstone acquired Meristar REIT for a $10.45 per share consideration, 20% above the average trading price the day before the announcement.
- In 2007, Blackstone acquired Hilton Hotels at a price of per $47.50 share, a 32% premium above the closing price the day the agreement was announced. Eagle Hospitality REIT was acquired by an Apollo affiliate for $13.36 per share, a 42% premium over share prices the eve of the announcement. JER Realty acquired Highland Hospitality Corporation, a REIT, for $19.50 a share, a premium of approximately 15% over Highland's three-month average closing share price.

Most US hotel REITs have not adopted a poison pill. Strategic's shareholders may be less able to benefit from takeover offers than shareholders in competing hotel REITs.

We urge you to VOTE FOR this By-Law amendment, so that you can simply vote on Strategic's poison pill.

From:	Courtney Alexander
Sent:	May-01-15 5:12 PM
To:	JJ Fueser
Subject:	FW: Strategic Hotels & Resorts
Attachments:	BEE Termination of Shareholder Rights Plan Final.pdf

From: Paula Maggio [mailto:PMaggio@strategichotels.com]
Sent: Monday, May 20, 2013 6:47 AM
To: 'Courtney Alexander'
Subject: RE: Strategic Hotels & Resorts

Courtney,

Please see the attached press release which went out this morning. As you can see, the Board agreed to terminate the rights plan and to amend the corporate governance guidelines as we discussed. Based on your email below, I understand you will not be presenting your proposal at our Annual Meeting later this week; however, is there a way we can make a more public statement that this proposal is withdrawn? Please let me know your thoughts.

Again, I appreciate you taking the time to work through this with me over the weekend.

If you need a link to the press release on our website, it can be found at: http://ir.strategichotels.com/phoenix.zhtml?c=176522&p=irol-newsArticle&ID=1822105&highlight=

Regards,

Paula

From: Paula Maggio
Sent: Saturday, May 18, 2013 3:28 PM
To: Courtney Alexander
Subject: RE: Strategic Hotels & Resorts

Courtney,

This is excellent news. I am meeting with the Board tomorrow at 3:00 my time and will let you know what they decide. If they decide to move forward on this, we would anticipate issuing a press release on Monday.

Thank you for your time and consideration. Enjoy the rest of your weekend.

Paula

From: Courtney Alexander [mailto:calexander@unitehere.org]
Sent: Saturday, May 18, 2013 3:07 PM
To: Paula Maggio
Subject: RE: Strategic Hotels & Resorts

Paula,

We are willing to withdraw our proposal if Strategic redeems (or moves up the expiration date of) the rights agreement as soon as practicable and commits to put any future rights plan to a shareholder vote within 12 months.

Thanks for the information about how you would implement it, in the event the Board agrees. We will want to have your announcement be public before the annual meeting in order for us not to introduce the proposal at the meeting.

Let me know how the Board chooses to proceed. I am available tomorrow, if you need to reach me.

Courtney Alexander
Deputy Director Research
UNITE HERE
631-834-4681 c

From: Paula Maggio [mailto:PMaggio@strategichotels.com]
Sent: Saturday, May 18, 2013 7:35 AM
To: Courtney Alexander (calexander@unitehere.org)
Subject: Strategic Hotels & Resorts

Courtney,

I just spoke to my outside counsel. He has told me that what I've suggested for the commitment that any future shareholder rights plan be put up to a shareholder vote within 12 months (press release and corporate governance guideline amendment) is customary practice and that it satisfies ISS in terms of good governance practices.

Additionally, he told me that shareholders take comfort in this because of a case involving NewsCorp several years back where NewsCorp was sued after it announced a policy of putting a shareholder rights plan to a vote within 12 months and then reneged. It was apparently an ugly case for NewsCorp.

I'm available to discuss at your convenience on my mobile (312-590-6710), but I wanted to give you these thoughts to think through. Please let me know. Thanks.

Paula

Paula C. Maggio
Executive Vice President, General Counsel
Strategic Hotels & Resorts
200 W. Madison, Suite 1700
Chicago, IL 60606
Office: (312) 658-5020
Mobile: (312) 590-6710
pmaggio@strategichotels.com



STRATEGIC
Hotels & Resorts

COMPANY CONTACTS:

Diane Morefield
Chief Financial Officer
Strategic Hotels & Resorts, Inc.
(312) 658-5740

Jonathan Stanner
Vice President, Capital Markets & Treasurer
Strategic Hotels & Resorts, Inc.
(312) 658-5746

FOR IMMEDIATE RELEASE
MONDAY, MAY 20, 2013

STRATEGIC HOTELS & RESORTS, INC. ANNOUNCES TERMINATION OF STOCKHOLDER RIGHTS PLAN

Chicago, May 20, 2013 -- Strategic Hotels & Resorts (NYSE: BEE) today announced that its Board of Directors approved an amendment to the Company's stockholder rights plan to accelerate the expiration date from November 30, 2013 to as soon as possible, but no later than the close of business on June 14, 2013. In addition, the Board of Directors amended the Company's Corporate Guidance Guidelines to provide that if the Company were to adopt any new stockholder rights plan in the future, it will submit the stockholder rights plan for shareholder approval within 12 months of its adoption.

"These actions were taken following a careful review of our stockholder rights plan and after consultation with a number of our long-term shareholders. We will take immediate action to work with our third-party rights agent to terminate the stockholder rights plan," said Raymond "Rip" Gellein, Jr., Chairman and Chief Executive Officer of Strategic Hotels & Resorts, Inc.

The full text of the amendment to the rights plan will be filed by the Company with the Securities and Exchange Commission on a Form 8-K, when available.

About the Company

Strategic Hotels & Resorts, Inc. is a real estate investment trust (REIT) which owns and provides value-enhancing asset management of high-end hotels and resorts in the United States, Mexico and Europe. The Company currently has ownership interests in 18 properties with an aggregate of 8,272 rooms and 840,000 square feet of meeting space. For a list of current properties and for further information, please visit the Company's website at http://www.strategichotels.com.

This press release contains forward-looking statements about Strategic Hotels & Resorts, Inc. (the "Company"). Except for historical information, the matters discussed in this press release are forward-looking statements subject to certain risks and uncertainties. Actual results could differ materially from the Company's projections. Factors that may contribute to these differences include, but are not limited to the following: ability to obtain, refinance or restructure debt or comply with covenants contained in our debt facilities; volatility in equity or debt markets; availability of capital; rising interest rates and operating costs; rising insurance premiums; cash available for capital expenditures; competition; demand for hotel rooms in

Strategic Hotels & Resorts, Inc.

our current and proposed market areas; economic conditions generally and in the real estate market specifically, including deterioration of economic conditions and the extent of its effect on business and leisure travel and the lodging industry; ability to dispose of existing properties in a manner consistent with our disposition strategy; delays in construction and development; demand for hotel condominiums; the failure of closing conditions to be satisfied; risks related to natural disasters; the effect of threats of terrorism and increased security precautions on travel patterns and hotel bookings; the outbreak of hostilities and international political instability; legislative or regulatory changes, including changes to laws governing the taxation of REITs; and changes in generally accepted accounting principles, policies and guidelines applicable to REITs.

Additional risks are discussed in the Company's filings with the Securities and Exchange Commission, including those appearing under the heading "Item 1A. Risk Factors" in the Company's most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q. Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. The forward-looking statements are made as of the date of this press release, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

###

③ DRH 2013/2014

UNITEHERE!

275 Seventh Avenue, New York, NY 10001 • Tel (212) 265-7000 • Fax (212) 265-3415
www.unitehere.org • facebook.com/unitehere • @unitehere

November 27, 2013

Mr. William Tennis
Secretary
Diamondrock Hospitality Trust
3 Bethesda Metro Center, Suite 1500
Bethesda, MD 20814

Via Email btennis@drhc.com and Fax 240-744-1199

Dear Mr. Tennis:

I am submitting on behalf of UNITE HERE the enclosed shareholder proposal for inclusion in DiamondRock Hospitality's proxy statement and form of proxy relating to the 2014 Annual Meeting, pursuant to SEC Rule 14-a8.

Materials enclosed include:

- A copy of our proposal and supporting statement;
- A statement from our broker representing UNITE HERE's beneficial ownership of 440 common shares for at least a one-year period. These shares will be held through the date of the 2014 Annual General Meeting.

The following is intended to supply information requested by DiamondRock Hospitality By-Laws. The reason for presenting this proposal is stated in our supporting statement. We have no material interest in the proposal's subject other than that interest which all shareholders have in its enactment.

These shares were acquired for investment purposes. 227 shares were acquired on 12/19/2006; 193 shares were acquired on 11/20/2009, and 14 shares on 12/28/2009. They are owned beneficially by UNITE HERE, and Morgan Stanley is the record holder. The shares will be held at least through the date of the 2014 Annual Shareholder Meeting. There is no short interest in DiamondRock shares, and we have not engaged in any hedging or derivative activity with respect to the shares.

There are no agreements, arrangements and understandings with any other shareholders or others in connection with economic or voting interests of the shares or in connection with this proposal. We intend to appear in person to bring this business before the meeting.

D. Taylor, President
General Officers: Sherri Chiesa, Secretary-Treasurer • Peter Ward, Recording Secretary
Tho Thi Do, General Vice President for Immigration, Civil Rights and Diversity

Please contact me at the email address below regarding any issues or questions arising out of this submission. Please email any responses to me in addition to faxing or mailing them.

Sincerely,



Courtney Alexander
Deputy Director of Research
UNITE HERE
calexander@unitehere.org
631-834-4681 cell
775-689-8674 fax

Enclosures

SHAREHOLDER PROPOSAL

RESOLVED, that shareholders of DiamondRock Hospitality Company (the "Company") urge the Board to take all steps necessary under applicable law to cause the Company to opt out of Maryland's Unsolicited Takeover Act (Title 3, subtitle 8 of the Maryland General Corporation Law, the "Act"), and to require a majority vote of shareholders before opting back into the Act.

Supporting Statement:

This proposal urges the Board to initiate the actions required for the Company to opt out of provisions of Maryland's Unsolicited Takeover Act. The Act permits the Board, without shareholder approval, to implement various takeover defenses, such as a classifying the board, expanding the board with vacancies filled only by vote of other directors, and requiring a two-thirds vote for removal of a director. These defenses may adversely affect shareholder value by discouraging offers to acquire the Company that could be beneficial to shareholders.

The US hotel industry has witnessed improved operating fundamentals in recent years. If the previous cycle is any indication, shareholders can expect to see stepped-up merger activity in the coming years:

- In November 2005, Carl Icahn made a tender offer to purchase 51% of Fairmont Hotels' stock at $40 per share, 23% higher than the average trading price during October 2005.
- In February 2006, Blackstone acquired Meristar REIT for a $10.45 per share consideration, 20% above the average trading price the day before the announcement.
- In 2007, Blackstone acquired Hilton Hotels at a price of per $47.50 share, a 32% premium above the closing price the day the agreement closed. Also that year, Eagle Hospitality REIT was acquired by an Apollo affiliate for $13.36 per share, a 42% premium over share prices the eve of the announcement. JER Realty acquired Highland Hospitality Corporation, a REIT, for $19.50 a share, a premium of approximately 15% over Highland's three-month average closing share price.

Research on anti-takeover statutes such as the Act indicates that these statutes fail to protect shareholder interests. Empirical studies have shown that state anti-takeover statutes harm shareholders by failing to maximize profit and by leading to uncertainty for shareholders (Macey, 1988). Robust econometric data shows that anti-takeover statutes increase agency managerial cost and reduce shareholder wealth (Subramanian, 2002). Further, studies have shown that because they protect managers from removal, they reduce incentives for managers to operate as profitably as possible (Booth, 1988).

The Company has adopted a declassified board, but the Act allows the Board to repudiate this measure unless the Company has explicitly opted out of the Act. Opting out of the Act would affirm the Company's commitment to having all board members elected annually. In addition, requiring a majority vote before opting back in would ensure that shareholders maintain oversight of the Company's anti-takeover provisions. Diamondrock has already opted out of two other takeover protections written into Maryland law. We urge you to vote yes for this proposal.

James W. McClelland
Senior Vice President

Wealth Management
590 Madison Avenue
11th Floor
New York, NY 10022

direct 212 307 2845
fax 800 858 7358
toll free 800 544 1544

james.w.mcclelland@morganstanley.com

Morgan Stanley

November 27, 2013

Unite Here
1775 K Street NW
Washington, D.C. 20006

To Whom It May Concern:

    Please be advised that Unite Here owns 440 shares of Diamondrock Hospitality Trust and has continuously own these shares for more than one year. If you have any questions please call me at 212-307-2845.

Sincerely,



James W. McClelland

DiamondRock 2013 - 2014

Courtney Alexander

From: Bill Tennis <bill.tennis@drhc.com>
Sent: Friday, February 14, 2014 2:58 PM
To: Courtney Alexander
Subject: FW: Our proposal
Attachments: Articles Supplementary.docx; Form 8-K (Articles Supplementary).docx

Courtney

As discussed, DiamondRock will recommend to the Board of Directors that the Company opt out of the provisions of Section 3-803 of the Maryland General Corporation Law. Attached are Articles Supplementary and a Form 8-K that have been prepared for filing. Upon approval by our Board, the Company will (i) file the Articles Supplementary with the Maryland State Department of Assessments and Taxation and (ii) file the Form 8-K with the SEC.

Please confirm that upon the filing of the Articles Supplementary and the Form 8-K, Unite Here will withdraw the Shareholder Proposal submitted to DiamondRock on November 27, 2013 for inclusion in DiamondRock's 2014 Proxy Statement.

Bill

Bill Tennis
Executive Vice President and General Counsel
DiamondRock Hospitality Company
3 Bethesda Metro Center, Suite 1500
Bethesda, MD 20814
240-744-1188 Phone
240-744-1199 Fax
e-mail: btennis@drhc.com

From: Courtney Alexander [mailto:calexander@unitehere.org]
Sent: Wednesday, February 05, 2014 1:24 AM
To: Bill Tennis
Subject: Our proposal

Mr. Tennis,

As a follow-up to our conversation today, Articles Supplementary along the lines of what Sunstone Hotel Investors adopted would be an acceptable alternative to our shareholder proposal. I have attached them for your review.

Don't hesitate to call if you would like to discuss this alternative.

Courtney Alexander
Deputy Director Research
UNITE HERE
631-834-4681

Courtney Alexander

From:	Courtney Alexander
Sent:	Thursday, February 27, 2014 10:02 AM
To:	'Bill Tennis'
Subject:	RE: Our proposal
Attachments:	UH Ltr withdrawing proposal 022714.pdf

Bill, attached is a letter on letterhead withdrawing our shareholder proposal, as requested.

Thanks.

Courtney Alexander
Deputy Director Research
UNITE HERE
631-834-4681 c.

From: Bill Tennis [mailto:bill.tennis@drhc.com]
Sent: Thursday, February 27, 2014 6:10 AM
To: Courtney Alexander
Subject: Re: Our proposal

Courtney

Thank you for your prompt response. Can you send male a letter on letterhead with the same message.

Thanks.

Bill

Sent from my iPad.

On Feb 26, 2014, at 8:54 PM, "Courtney Alexander" <calexander@unitehere.org> wrote:

> Bill,
>
> I am confirming that UNITE HERE withdraws its shareholder proposal for the upcoming meeting. Thank you for sending me the documents evidencing DiamondRock's opt-out.
>
> Courtney Alexander
> Deputy Director, Research
> UNITE HERE
> 631-834-4681

From: Bill Tennis [mailto:bill.tennis@drhc.com]
Sent: Wednesday, February 26, 2014 2:35 PM
To: Courtney Alexander
Subject: RE: Our proposal

Courtney

Our Board of Directors gave approval for the DiamondRock to opt out of the provisions of Section 3-803 of the Maryland General Corporation Law. Attached are (i) the Articles Supplementary filed with the Maryland State Department of Assessments and Taxation, (ii) a notification advising that the Form 8-K filed has been filed with the SEC and (iii) a confirmation that the Form 8-K has been accepted for filing. The notification provides a link to the filed document.

We would appreciate receiving written confirmation that Unite Here withdraws the Shareholder Proposal submitted to DiamondRock on November 27, 2013.

Regards.

Bill

Bill Tennis
Executive Vice President and General Counsel
DiamondRock Hospitality Company
3 Bethesda Metro Center, Suite 1500
Bethesda, MD 20814
240-744-1188 Phone
240-744-1199 Fax
e-mail: btennis@drhc.com

****

This message is intended only for the designated recipient(s). It may contain confidential or proprietary information and may be subject to the attorney-client privilege or other confidentiality protections. If you are not a designated recipient, you may not review, copy or distribute this message. If you receive this in error, please notify the sender by reply e-mail and delete this message. Thank you.
****

From: Courtney Alexander [mailto:calexander@unitehere.org]
Sent: Monday, February 17, 2014 2:07 PM
To: Bill Tennis
Cc: Courtney Alexander
Subject: RE: Our proposal

Bill, I am confirming that UNITE HERE will withdraw our shareholder proposal based on the steps in your email below and the language you attached. Please let me know when it has been approved by the Board.

Thank you,

Courtney Alexander
Deputy Director Research
631-834-4681
calexander@unitehere.org

From: Bill Tennis [mailto:bill.tennis@drhc.com]
Sent: Friday, February 14, 2014 2:58 PM
To: Courtney Alexander
Subject: FW: Our proposal

Courtney

As discussed, DiamondRock will recommend to the Board of Directors that the Company opt out of the provisions of Section 3-803 of the Maryland General Corporation Law. Attached are Articles Supplementary and a Form 8-K that have been prepared for filing. Upon approval by our Board, the Company will (i) file the Articles Supplementary with the Maryland State Department of Assessments and Taxation and (ii) file the Form 8-K with the SEC.

Please confirm that upon the filing of the Articles Supplementary and the Form 8-K, Unite Here will withdraw the Shareholder Proposal submitted to DiamondRock on November 27, 2013 for inclusion in DiamondRock's 2014 Proxy Statement.

Bill

Bill Tennis
Executive Vice President and General Counsel
DiamondRock Hospitality Company
3 Bethesda Metro Center, Suite 1500
Bethesda, MD 20814
240-744-1188 Phone
240-744-1199 Fax
e-mail: btennis@drhc.com

From: Courtney Alexander [mailto:calexander@unitehere.org]
Sent: Wednesday, February 05, 2014 1:24 AM
To: Bill Tennis
Subject: Our proposal

Mr. Tennis,

As a follow-up to our conversation today, Articles Supplementary along the lines of what Sunstone Hotel Investors adopted would be an acceptable alternative to our shareholder proposal. I have attached them for your review.

Don't hesitate to call if you would like to discuss this alternative.

Courtney Alexander
Deputy Director Research
UNITE HERE
631-834-4681

8-K 1 d685388d8k.htm FORM 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):

February 26, 2014

DiamondRock Hospitality Company
(Exact name of registrant as specified in charter)

Maryland	001-32514	20-1180098
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3 Bethesda Metro Center, Suite 1500
Bethesda, MD 20814
(Address of Principal Executive Offices) (Zip Code)

(240) 744-1150
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.03.   Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The Board of Directors (the "Board") of DiamondRock Hospitality Company (the "Company") has resolved to opt out of Section 3-803 of the Maryland General Corporation Law, which permits the board of directors of a Maryland corporation to divide its directors into classes, and further the Board has resolved that it will not repeal this resolution unless the repeal is approved by the stockholders of the Company by the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors. The resolution adopted by the Board is set forth below and the Company has filed the Articles Supplementary, attached hereto as Exhibit 3.1, to the charter of the Company with the State Department of Assessments and Taxation of Maryland.

"Resolved, that, pursuant to Section 3-802(c) of the Maryland General Corporation Law (the "MGCL"), the Company is hereby prohibited from electing to be subject to the provisions of Section 3-803 of the MGCL, and further provided that the foregoing prohibition may not be repealed unless the repeal of such prohibition is approved by the stockholders of the Company by the affirmative vote of at least a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors."

The foregoing summary of the Articles Supplementary is qualified in its entirety by reference to the text of the Articles Supplementary, which is attached as Exhibit 3.1 to this Form 8-K and is incorporated by reference into this Item 5.03.

ITEM 9.01.   Financial Statements and Exhibits.

Exhibit No.	Description
3.1	DiamondRock Hospitality Company Articles Supplementary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DIAMONDROCK HOSPITALITY COMPANY

Date: February 26, 2014   By: /s/ William J. Tennis
                                                                 William J. Tennis
                                                                 Executive Vice President, General Counsel and
                                                                 Corporate Secretary

UNITEHERE!

275 Seventh Avenue, New York, NY 10001 • Tel (212) 265-7000 • Fax (212) 265-3415
WWW.UNITEHERE.ORG • facebook.com/UNITEHERE • @UNITEHERE

February 27, 2014

Mr. William Tennis
Secretary
Diamondrock Hospitality Trust
3 Bethesda Metro Center, Suite 1500
Bethesda, MD 20814

Via Email btennis@drhc.com

Dear Mr. Tennis:

UNITE HERE withdraws the shareholder proposal we submitted on November 27, 2013 for the upcoming meeting, based on DiamondRock's filing of Articles Supplementary opting out of Section 3-803 of the Maryland General Corporation Law and requiring approval of a majority of shares voting to opt back in.

Sincerely,



Courtney Alexander
Deputy Director Research
UNITE HERE
631-834-4681
calexander@unitehere.org

(4) HST 2013/2014

UNITEHERE!

275 Seventh Avenue, New York, NY 10001 • TEL (212) 265-7000 • FAX (212) 265-3415
WWW.UNITEHERE.ORG • facebook.com/UNITEHERE • @UNITEHERE

December 10, 2013

Elizabeth A. Abdoo
Executive Vice President, General Counsel and Secretary
Host Hotels & Resorts
6903 Rockledge Drive, Suite 1500
Bethesda, MD 20817

Dear Ms. Abdoo:

I am submitting on behalf of UNITE HERE the enclosed shareholder proposal for inclusion in Host Hospitality's proxy statement and form of proxy relating to the 2014 Annual Meeting, pursuant to SEC Rule 14-a8.

Materials enclosed include:

- A copy of our proposal and supporting statement;
- A statement from our broker representing UNITE HERE's beneficial ownership of 349 common shares for at least a one-year period. These shares will be held through the date of the 2014 Annual General Meeting.

The following is intended to supply information requested by Host Hotels & Resorts, Bylaws:

The reason for presenting this proposal is stated in our supporting statement. We have no material interest in the proposal's subject other than that interest which all shareholders have in its enactment.

Our shares were acquired for investment purposes. The shares will be held at least through the date of the 2014 Annual Shareholder Meeting. There is no short interest in Host Hotels & Resorts shares, and we have not engaged in any hedging or derivative activity with respect to the shares.

There are no agreements, arrangements and understandings with any other shareholders or others the effect or intent of which is to either manage risk or benefit of changes of price in Host Hotels & Resorts shares, nor do any agreements exist to increase or decrease UNITE HERE's voting power.

We are aware of no 'Stockholder Associated Person' as defined in the Company Bylaws nor are we aware of any shareholder supporting our proposal yet.

D. TAYLOR, PRESIDENT
GENERAL OFFICERS: Sherri Chiesa, Secretary-Treasurer • Peter Ward, Recording Secretary
Tho Thi Do, General Vice President for Immigration, Civil Rights and Diversity

UNITE HERE through our affiliates represents workers employed at hotels that are owned by Host Hotels.

We intend to appear in person to bring this business before the meeting.

Sincerely,



Jeffrey Nelson
Deputy Director of Research
UNITE HERE
617-480-2585

Enclosures

SHAREHOLDER PROPOSAL

RESOLVED, that shareholders of Host Hotels & Resorts (the "Company") urge the Board to take all steps necessary under applicable law to cause the Company to opt out of Maryland's Unsolicited Takeover Act (Title 3, subtitle 8 of the Maryland General Corporation Law, the "Act"), and to require a majority vote of shareholders before opting back into the Act.

Supporting Statement:
This proposal urges the Board to initiate the actions required for the Company to opt out of provisions of Maryland's Unsolicited Takeover Act. The Act permits the Board, without shareholder approval, to implement various takeover defenses, such as classifying the board, expanding the size of board while filling new vacancies through the votes of directors only, and requiring a two-thirds vote for removal of a director. These defenses, if implemented by the board, may adversely affect shareholder value by discouraging offers to acquire the Company that could be beneficial to shareholders.

The US hotel industry has witnessed improved operating fundamentals for two consecutive years. If the previous cycle is any indication, shareholders can expect to see stepped-up merger activity in the coming years:

- In November 2005, Carl Icahn made a tender offer to purchase 51% of Fairmont Hotels' stock at $40 per share, 23% higher than the average trading price during October 2005.
- In February 2006, Blackstone acquired Meristar REIT for a $10.45 per share consideration, 20% above the average trading price the day before the announcement.
- In 2007, Blackstone acquired Hilton Hotels at a price of per $47.50 share, a 32% premium above the closing price the day the agreement closed. Eagle Hospitality REIT was acquired by an Apollo affiliate for $13.36 per share, a 42% premium over share prices the eve of the announcement.
- JER Realty acquired Highland Hospitality Corporation, a REIT, for $19.50 a share, a premium of approximately 15% over Highland's three-month average closing share price.

Research on anti-takeover statutes such as the Act indicates that these statutes fail to protect shareholder interests. Empirical studies have shown that state anti-takeover statutes harm shareholders by failing to maximize profit and by leading to uncertainty for shareholders (Macey, 1988). Robust econometric data shows that anti-takeover statutes increase agency managerial cost and reduce shareholder wealth (Subramanian, 2002). Further, studies have shown that because they protect managers from removal, they reduce incentives for managers to operate as profitably as possible (Booth, 1988).

The Company has adopted some good corporate governance measures, such as a declassified board, but the Act allows a future Board to repudiate this measure unless the Company has explicitly opted out of the Act. Opting out of the Act would affirm the Company's commitment to having all board members elected annually. In addition, requiring a majority vote before opting back in would ensure that shareholders maintain oversight of the Company's anti-takeover provisions. We urge you to vote yes for this proposal.

James W. McClelland
Senior Vice President

Wealth Management
590 Madison Avenue
11th Floor
New York, NY 10022

direct 212 307 2845
fax 800 858 7358
toll free 800 544 1544

james.w.mcclelland@morganstanley.com

Morgan Stanley

December 10, 2013

To Whom It May Concern:

Please be advised that Unite Here owns 349 shares of Host Hotel & Resorts common shares and has continuously own these shares for more than one year. If you have any questions about this please call me at 212-307-2845.

Sincerely,



James W. McClelland



Host Hotels 2013/2014

HOST
HOTELS & RESORTS

VIA OVERNIGHT COURIER

March 27, 2014

Mr. Jeffrey Nelson
Deputy Director of Research
UNITE HERE
33 Harrison Avenue
4th Floor
Boston, Massachusetts 02111

Dear Jeff:

Following up on my March 4th letter and our conversations, attached is a copy of a Current Report on Form 8-K which Host Hotels & Resorts, Inc. filed with the Securities and Exchange Commission earlier today. It contains the text of the Board resolution opting out of Section 3-803 of the Maryland General Corporation Law (permitting the board of directors of a Maryland corporation to divide into classes) and a copy of the Articles Supplementary, which was filed yesterday with the State Department of Assessments and Taxation of Maryland.

As discussed, we request that UNITE HERE now withdraw its proposal and we would appreciate receiving confirmation by Monday March 31st (the date we finalize our proxy statement for printing). Again, we appreciate your willingness to discuss these matters with us and we will continue to review our corporate governance practices. Thank you again for your interest in Host and please feel free to contact me at 240-744-5150.

Sincerely,

Elizabeth A Abdoo /m

Elizabeth Abdoo
Executive Vice President
General Counsel & Secretary

Enclosure

ELIZABETH A. ABDOO
EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL

HOST HOTELS & RESORTS, INC. · 6903 ROCKLEDGE DRIVE · SUITE 1500 · BETHESDA, MD 20817 · T 240.744.5150 · F 240.744.5155

elizabeth.abdoo@hosthotels.com · www.hosthotels.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 27, 2014

HOST HOTELS & RESORTS, INC.
(Exact name of registrant as specified in its charter)

Maryland	001-14625	53-0085950
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6903 Rockledge Drive
Suite 1500
Bethesda, Maryland 20817
(Address of principal executive offices and Zip Code)

(240) 744-1000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The Board of Directors (the "Board") of Host Hotels & Resorts, Inc., a Maryland corporation (the "Company"), has resolved to opt out of Section 3-803 of the Maryland General Corporation Law, which permits the board of directors of a Maryland corporation to divide its directors into classes, and further the Board has resolved that it will not repeal this prohibition unless the repeal is approved by the stockholders of the Company by the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors. The resolution adopted by the Board is set forth below and the Company has filed the Articles Supplementary, attached hereto as Exhibit 3.3, to the charter of the Company with the State Department of Assessments and Taxation of Maryland.

"Resolved, that, pursuant to Section 3-802(c) of the Maryland General Corporation Law (the "MGCL"), the Company is hereby prohibited from electing to be subject to the provisions of Section 3-803 of the MGCL, and further provided that the foregoing prohibition may not be repealed unless the repeal of such prohibition is approved by the stockholders of the Company by the affirmative vote of at least a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors."

The foregoing summary of the Articles Supplementary is qualified in its entirety by reference to the text of the Articles Supplementary, which is attached as Exhibit 3.3 to this Form 8-K and is incorporated by reference into this Item 5.03.

ITEM 9.01.   Financial Statements and Exhibits.

(d) Exhibits.

The following exhibit is filed herewith:

EXHIBIT NO.	DESCRIPTION OF EXHIBIT
3.3	Articles Supplementary filed with the State Department of Assessments and Taxation of Maryland on March 27, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 27, 2014

HOST HOTELS & RESORTS, INC.

By: /s/ Brian G. Macnamara
      Brian G. Macnamara
      Senior Vice President, Corporate Controller

Exhibit 3.3

HOST HOTELS & RESORTS, INC.

ARTICLES SUPPLEMENTARY

Host Hotels & Resorts, Inc., a Maryland corporation (the "Company"), hereby certifies to the State Department of Assessments and Taxation of Maryland, that:

FIRST: Under a power contained in Section 3-802(c) of the Maryland General Corporation Law (the "MGCL"), the Company, by unanimous written consent resolution of its Board of Directors (the "Board of Directors") prohibited the Company from electing to be subject to Section 3-803 of the MGCL as provided herein.

SECOND: The resolution referred to above provides that the Company is prohibited from electing to be subject to the provisions of Section 3-803 of the MGCL, and that the foregoing prohibition may not be repealed unless the repeal of such prohibition is approved by the stockholders of the Company by the affirmative vote of at least a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors.

THIRD: The election to prohibit the Company from becoming subject to Section 3-803 of the MGCL without the stockholder approval referenced above has been approved by the Board of Directors in the manner and by the vote required by law.

FOURTH: The undersigned officer acknowledges these Articles Supplementary to be the act of the Company and, as to all matters or facts required to be verified under oath, the undersigned officer acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Company has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its President and attested by its Assistant Secretary on this 27th day of March, 2014.

ATTEST:

HOST HOTELS & RESORTS, INC.

/s/ WILLIAM K. KELSO
_____

William K. Kelso
Assistant Secretary

/s/ W. EDWARD WALTER
_____ (SEAL)

W. Edward Walter
President

2

(5) SHO 2014/2015

UNITEHERE!
275 Seventh Avenue, New York, NY 10001 • Tel (212) 265-7000 • Fax (212) 265-3415
www.unitehere.org • facebook.com/unitehere • @unitehere

November 26, 2014

Lindsay N. Monge
Senior Vice President, Treasurer and Secretary
Sunstone Hotel Investors
120 Vantis, Suite 350
Aliso Viejo, CA 92656

By Facsimile: 949-330-4057 and by E-mail: LMonge@sunstonehotels.com

Dear Ms. Monge:

I am submitting on behalf of UNITE HERE the enclosed shareholder proposal for inclusion in Sunstone Hotel Investor's proxy statement and form of proxy relating to the 2015 Annual Meeting, pursuant to SEC Rule 14-a8. Materials enclosed include:

- A copy of our proposal and supporting statement.
- A statement from Morgan Stanley Smith Barney representing UNITE HERE's beneficial ownership of 470 common shares for at least a one-year period.

The following is intended to supply information requested by Sunstone Hotel Investors' By-Laws.

The reason for presenting this proposal is stated in our supporting statement. We have no material interest in the proposal's subject other than that interest which all shareholders have in its enactment.

These shares were acquired for investment purposes solely. At the time of writing, there are no agreements, arrangements and understandings with any other shareholders, Shareholder Associated Persons or others in connection with this proposal. We are not aware of other shareholders who support the proposal. We intend to appear in person to bring this business before the meeting.

Please contact me at the number or email below regarding any issues or questions arising out of this submission.

Sincerely,

JJ Fueser
Research Coordinator
UNITE HERE
T: 416-384-0983 x 303
F: 416-384-0991

SHAREHOLDER PROPOSAL

Be it resolved, that the shareholders of Sunstone Hotel Investors ("Company") recommend the board of directors take all steps necessary to allow shareholders to amend our bylaws by a vote of the majority of shares outstanding.

SUPPORTING STATEMENT

The ability to amend our Bylaws by a vote of the majority of shares outstanding is fundamental shareholder right, and one of the most effective tools shareholders have to hold Boards accountable. Unfortunately, it is not a right currently enjoyed at Sunstone, where the Board retains the exclusive right to amend our Bylaws.

Without the independent right to amend bylaws, introducing shareholder-friendly governance changes can be a lengthy process fraught with uncertainty. At Hospitality Properties Trust, for example, a majority of shareholders called for annual director elections for five consecutive years before the Board began to declassify.

With the power to amend bylaws by majority vote, shareholders can not only achieve corporate governance reform more efficiently; they can make these reforms permanent by requiring shareholder approval to remove key shareholder rights. Otherwise, these rights can be stripped at the Board's convenience, as they were at Ashford Hospitality Trust where the board unilaterally removed longstanding shareholder rights days before announcing a major spin-off and restructuring.

The ability to establish and retain shareholder rights becomes increasingly important as lodging REITs enter a period of increased merger and acquisition activity. The US hotel industry has witnessed improved operating fundamentals for three consecutive years. Near the top of the previous cycle, nearly half of the publicly traded equity lodging REITs then in existence were bought out, often at substantial premiums for shareholders. For example:

- In February 2006, Blackstone acquired Meristar REIT for a $10.45 per share consideration, 20% above the average trading price the day before the announcement.
- Eagle Hospitality REIT was acquired by an Apollo affiliate for $13.36 per share, a 42% premium over share prices the eve of the announcement.
- JER Realty acquired Highland Hospitality Corporation, a REIT, for $19.50 a share, a premium of approximately 15% over Highland's three-month average closing share price.

We recommend shareholders vote FOR a recommendation that our Board give shareholders the right to amend our bylaws by a vote of the majority of shares outstanding.

James W. McClelland
Senior Vice President

Wealth Management
590 Madison Avenue
11th Floor
New York, NY 10022

direct 212 307 2845
fax 800 858 7358
toll free 800 544 1544

james.w.mcclelland@morganstanley.com

Morgan Stanley

November 26, 2014

To Whom It May Concern,

Please be advised that UNITE HERE owns 470 shares of Sunstone Hotel Investors (SHO) and has continuously owned these shares for more than one year. If you have any questions, please call me at 1-212-307-2845.

Sincerely,



James W. McClelland

Sunstone Hotels & Resorts - 2014/2015

Courtney Alexander

From:	JJ Fueser
Sent:	Friday, January 16, 2015 11:27 AM
To:	David Sloan
Cc:	Courtney Alexander
Subject:	RE: Proposal

Hi David,

That's great news. UNITE HERE will certainly rescind our proposal so long as the board of Sunstone adopts the attached amendment substantially in the form presented. Please do send us the final language if approved by the Board.

Have a good weekend,

JJ

JJ Fueser
Research Coordinator
UNITE HERE
P: 416-384-0983 x 303
C: 416-893-8570
F: 416-384-0027
Skype: jjfueser
Twitter: @HotelCorpGov

-----Original Message-----
From: David Sloan [mailto:DSloan@sunstonehotels.com]
Sent: January-15-15 6:30 PM
To: JJ Fueser; Courtney Alexander
Subject: RE: Proposal

JJ and Courtney,

Please find attached a draft amendment to our bylaws. While I anticipate that our board will in-fact adopt the amendment at our next board meeting in mid-February, I cannot provide 100% certainty. That said, I wouldn't be sending you this email if I didn't believe there were a very good chance our board adopts the amendment.

Please respond to this email confirming that Unite Here will rescind its proposal so long as the board of Sunstone adopts the attached amendment substantially in the form presented.

Thank you

David R. Sloan
Senior Vice President - General Counsel Sunstone Hotel Investors, Inc.
120 Vantis, Suite 350

1

Aliso Viejo, California 92656
Direct (949) 382-3005
Cell (619) 549-1124
Fax (949) 330-4090

-----Original Message-----
From: JJ Fueser [mailto:jjfueser@unitehere.org]
Sent: Friday, January 09, 2015 11:46 AM
To: David Sloan; Courtney Alexander
Subject: RE: Proposal

I believe Courtney is in a meeting all morning. I'll give you a call shortly.

-----Original Message-----
From: David Sloan [mailto:DSloan@sunstonehotels.com]
Sent: January-09-15 2:37 PM
To: JJ Fueser; Courtney Alexander
Subject: RE: Proposal

JJ or Courtney,

Do you have 2 mins to talk this morning?

David

-----Original Message-----
From: JJ Fueser [mailto:jjfueser@unitehere.org]
Sent: Monday, January 05, 2015 8:44 AM
To: David Sloan; Courtney Alexander
Subject: RE: Proposal

Hi David,

I'm very sorry I missed your message earlier. 1PM Pacific is fine for both of us. Let's use the following conference line:

1-605-475-4333
Code: 663642#

If you have any difficulties with the number, call my cell: 416-893-8570.

Looking forward to talking,

JJ

JJ Fueser
Research Coordinator
UNITE HERE
P: 416-384-0983 x 303
C: 416-893-8570
F: 416-384-0027
Skype: jjfueser
Twitter: @HotelCorpGov

-----Original Message-----
From: David Sloan [mailto:DSloan@sunstonehotels.com]
Sent: January-05-15 11:29 AM
To: Courtney Alexander
Cc: JJ Fueser
Subject: RE: Proposal

Sorry we missed each other JJ. Can we talk today at 1pm Pacific? If so, what's the best number for me to call?

David

-----Original Message-----
From: Courtney Alexander [mailto:calexander@unitehere.org]
Sent: Monday, January 05, 2015 8:00 AM
To: David Sloan
Cc: JJ Fueser
Subject: RE: Proposal

David,

Happy new year to you as well. JJ and I are available before 10 West today, or at 1 West today. Our apologies: JJ missed your outreach, or she would have responded right away.

What time would you like to talk?

Courtney Alexander
Deputy Director Research
631-834-4681
calexander@unitehere.org

-----Original Message-----
From: David Sloan [mailto:DSloan@sunstonehotels.com]
Sent: Monday, January 05, 2015 6:10 AM
To: Courtney Alexander
Subject: Proposal

Courtney,

Hope your new year is off to a great start.

I left a message with JJ a few weeks ago but haven't heard back from her. Any chance you have a moment to talk this morning about Unite Here's recent proposal?

Thanks

David Sloan
Sunstone Hotel Investors, Inc.
949-382-3005

EXHIBIT 3.1

<u>**SUNSTONE HOTEL INVESTORS, INC.**</u>
SECOND AMENDMENT TO THE AMENDED AND RESTATED BYLAWS

THIS SECOND AMENDMENT, to the Amended and Restated Bylaws (the "Bylaws") of Sunstone Hotel Investors, Inc., a Maryland corporation (the "Corporation"), was adopted and approved by the Board of Directors of the Corporation on February __, 2015. In accordance with Article XIV of the Bylaws, this Second Amendment is effective as of February __, 2015.

Article XIV of the Bylaws is hereby deleted in its entirety and the following is hereby substituted therefor:

"Except as otherwise provided in Sections 2.14 and 2.15 hereof, these Bylaws may be amended, altered, repealed or rescinded (a) by the Board of Directors or (b) by the stockholders, by the affirmative vote of a majority of all the votes entitled to be cast generally in the election of directors ."

LHO 2014/2015

UNITEHERE!

1775 K Street, NW, Suite 620, Washington, DC 20006 • Tel (202) 393-4373 • Fax (202) 223-6213 • www.unitehere.org

November 20, 2014

LaSalle Hotel Properties
Attention: Bruce A. Riggins, Corporate Secretary
7550 Wisconsin Ave, 10Th Floor
Bethesda, MD 20814

Via fax (301) 941-1553 and overnight mail

Dear Mr. Riggins:

I am submitting on behalf of UNITE HERE the enclosed shareholder proposal for inclusion in LaSalle Hotel Property's proxy statement and form of proxy relating to the 2013 Annual Meeting, pursuant to SEC Rule 14-a8. Materials enclosed include:

- A copy of our proposal and supporting statement;
- A statement from our broker representing UNITE HERE's beneficial ownership for at least a one-year period

Further, I wish to affirm that UNITE HERE intends to hold its shares of LaSalle Hotel Properties continuously through the date of the 2015 Annual Meeting of Shareholders.

Please contact me at the number or email below regarding any issues or questions arising out of this submission.

Sincerely,

JJ Fueser
Research Coordinator, UNITE HERE
jjfueser@unitehere.org/ 1 (416) 893-8570

John W. Wilhelm, President

GENERAL OFFICERS: Sherri Chiesa, Secretary-Treasurer; Peter Ward, Recording Secretary; D. Taylor, General Vice President;

Tho Thi Do, General Vice President for Immigration, Civil Rights and Diversity

SHAREHOLDER PROPOSAL

RESOLVED, that shareholders of LaSalle Hotel Properties (the "Company") urge the Board to take all steps necessary under applicable law to cause the Company to opt out of Maryland's Unsolicited Takeover Act (Title 3, subtitle 8 of the Maryland General Corporation Law, the "Act"), and to require a majority vote of shareholders before opting back into the Act.

Supporting Statement:

This proposal urges the Board to initiate the actions required for the Company to opt out of provisions of Maryland's Unsolicited Takeover Act. The Act permits the Board, without shareholder approval, to implement various takeover defenses, such as classifying the board, expanding the size of board while filling new vacancies through the votes of directors only, and requiring a two-thirds vote for removal of a director. The statute essentially acts as a poison pill; these defenses, if implemented by the board, may adversely affect shareholder value by discouraging offers to acquire the Company that could be beneficial to shareholders.

Four leading lodging REITs incorporated in Maryland have opted out of provisions of the Unsolicited Takeover Act over the past two years, as a new standard for shareholder rights emerges in the sector. At two other lodging REITs, shareholder proposals to opt out of this Act received the support of a majority of votes cast.

The US hotel industry has witnessed improved operating fundamentals for three consecutive years. Near the top of the previous cycle, nearly half of the publicly traded equity lodging REITs then in existence were bought out, often at substantial premiums for shareholders. For example:

- In February 2006, Blackstone acquired Meristar REIT for a $10.45 per share consideration, 20% above the average trading price the day before the announcement.
- Eagle Hospitality REIT was acquired by an Apollo affiliate for $13.36 per share, a 42% premium over share prices the eve of the announcement.
- JER Realty acquired Highland Hospitality Corporation, a REIT, for $19.50 a share, a premium of approximately 15% over Highland's three-month average closing share price.

Research on anti-takeover statutes such as the Act indicates that these statutes fail to protect shareholder interests. Empirical studies have shown that state anti-takeover statutes harm shareholders by failing to maximize profit and by leading to uncertainty for shareholders (Macey, 1988). Robust econometric data shows that anti-takeover statutes increase agency managerial cost and reduce shareholder wealth (Subramanian, 2002). Further, studies have shown that because they protect managers from removal, they reduce incentives for managers to operate as profitably as possible (Booth, 1988).

Last year, LaSalle initiated annual elections for all directors. LaSalle should protect the important right to elect directors annually by also opting out of MUTA, and requiring shareholder approval before opting back in. We urge shareholders to ask the board to protect shareholder value by similarly opting out of the Unsolicited Takeover Act, and vote FOR this proposal.

James W. McClelland
Senior Vice President

Wealth Management
590 Madison Avenue
11th Floor
New York, NY 10022

direct 212 307 2845
fax 800 858 7358
toll free 800 544 1544

james.w.mcclelland@morganstanley.com

Morgan Stanley

November 20, 2014

To Whom It May Concern,

Please be advised that UNITE HERE owns 180 shares of LaSalle Hotel Properties (LHO) and has continuously owned these shares for more than one year. If you have any questions, please call me at 1-212-307-2845.

Sincerely,



James W. McClelland

Courtney Alexander

From:	Johnson, Kerry E. <kjohnson@hunton.com>
Sent:	Monday, December 22, 2014 9:34 AM
To:	Courtney Alexander; JJ Fueser
Subject:	RE: LaSalle Hotel Properties

Thank you. Happy Holidays!

From: Courtney Alexander [mailto:calexander@unitehere.org]
Sent: Monday, December 22, 2014 12:27 PM
To: JJ Fueser; Johnson, Kerry E.
Subject: RE: LaSalle Hotel Properties

Kerry,

Attached is our withdrawal letter, based on your filings. I will also fax it to LaSalle's corporate offices today.

Happy holidays,

Courtney Alexander
Deputy Director Research
631-834-4681

From: JJ Fueser
Sent: Monday, December 22, 2014 8:34 AM
To: Johnson, Kerry E.
Cc: Courtney Alexander
Subject: Re: LaSalle Hotel Properties

Hi Kerry! Courtney will send you a confirmation of our withdrawal shortly.

Happy holidays,

JJ

Sent from my iPhone

On Dec 19, 2014, at 4:39 PM, "Johnson, Kerry E." <kjohnson@hunton.com> wrote:

> JJ,
>
> Please find attached the executed articles supplementary that were filed in Maryland and the 8-K as filed with the SEC this afternoon. Please send your written confirmation of withdrawal as soon as you can. Please let me know if you have any questions.
>
> Thanks again,
> Kerry

1

From: JJ Fueser [mailto:jjfueser@unitehere.org]
Sent: Friday, December 19, 2014 11:45 AM
To: Johnson, Kerry E.
Cc: Courtney Alexander
Subject: RE: LaSalle Hotel Properties

Hi Kerry,

We have discussed your proposed articles supplementary, and agree to withdraw our shareholder proposal once the articles and accompanying SEC disclosures have been filed. If you could send us copies of the articles supplementary and 8-K, we can send you a confirmation of our withdrawal in writing.

Thanks!

JJ

JJ Fueser
Research Coordinator
UNITE HERE
P: 416-384-0983 x 303
C: 416-893-8570
F: 416-384-0027
Skype: jjfueser
Twitter: @HotelCorpGov

From: Johnson, Kerry E. [mailto:kjohnson@hunton.com]
Sent: December-18-14 1:15 PM
To: JJ Fueser
Cc: Courtney Alexander
Subject: RE: LaSalle Hotel Properties

As we discussed, please find attached draft articles supplementary to opt out of Section 803 of the Act. Please let me know if you have any questions.

Thanks so much,
Kerry

From: JJ Fueser [mailto:jjfueser@unitehere.org]
Sent: Thursday, December 18, 2014 11:43 AM
To: Johnson, Kerry E.
Cc: Courtney Alexander
Subject: RE: LaSalle Hotel Properties

Sorry, Kerry – let's use 1-605-475-4333, code 663642#. Talk to you at 1 East!

Thanks,
JJ

From: Johnson, Kerry E. [mailto:kjohnson@hunton.com]
Sent: December-18-14 11:40 AM
To: JJ Fueser
Subject: Re: LaSalle Hotel Properties

Did you send a dial in for the call? I may have missed it. Thanks.

From: JJ Fueser [mailto:jjfueser@unitehere.org]
Sent: Wednesday, December 17, 2014 06:38 PM
To: Johnson, Kerry E.
Cc: Courtney Alexander <calexander@unitehere.org>
Subject: Re: LaSalle Hotel Properties

Hi Kerry,

Let's do 1 PM East, if that's still good. Courtney Alexander, our director of research, will also be on the line. I'll send you a call - in number we can use shortly.

Thanks,
JJ

On Dec 17, 2014, at 1:55 PM, "Johnson, Kerry E." <kjohnson@hunton.com> wrote:

> JJ, I'm available anytime from 1-5 pm (ET). Thanks.
>
> ---
>
> **From:** JJ Fueser [mailto:jjfueser@unitehere.org]
> **Sent:** Wednesday, December 17, 2014 1:12 PM
> **To:** Johnson, Kerry E.
> **Subject:** RE: LaSalle Hotel Properties
>
> Hi Kerry,
>
> Thanks for this. I'm still tracking down a few people to talk with — but in the meantime, could you let me know a few times Thursday afternoon (East) that might work for you?
>
> I'll be in touch soon,
>
> Thanks,
>
> JJ
>
> JJ Fueser
> Research Coordinator
> UNITE HERE
> P: 416-384-0983 x 303
> C: 416-893-8570
> F: 416-384-0027
> Skype: jjfueser
> Twitter: @HotelCorpGov

From: Johnson, Kerry E. [mailto:kjohnson@hunton.com]
Sent: December-17-14 12:42 PM
To: JJ Fueser
Subject: LaSalle Hotel Properties

JJ, please let me know what time tomorrow works for you to discuss the LHO proposal. Also, below is my contact information if you have any questions. Thanks again.

Regards,
Kerry

<image001.jpg>

Kerry E. Johnson
Partner
kjohnson@hunton.com
p 919.899.3085
bio | vCard

Hunton & Williams LLP
421 Fayetteville Street
Suite 1400
Raleigh, NC 27601
hunton.com

<Signed Articles Supplementary_12.19.14-c.pdf>
<LHO 8-K - MUTA 803-c.pdf>

UNITEHERE!

275 Seventh Avenue, New York, NY 10001 • TEL (212) 265-7000 • FAX (212) 265-3415
WWW.UNITEHERE.ORG • facebook.com/UNITEHERE • @UNITEHERE

December 22, 2014

Mr. Bruce Riggins
Corporate Secretary
LaSalle Hotel Properties
7550 Wisconsin Avenue, 10 Fl
Bethesda, MD 20814

Via Fax: (301) 941-1553
Via Email: Kerry Johnson, kjohnson@hunton.com

Dear Mr. Riggins and Ms. Johnson,

UNITE HERE withdraws the shareholder proposal we submitted for the 2015 Annual
Meeting, based on LaSalle's filing of Articles Supplementary opting out of Section 3-803 of
the Maryland General Corporation Law and requiring approval of a majority of shares to
opt back in.

Sincerely,



Courtney Alexander
Deputy Director Research
UNITE HERE
631-834-4681

D. TAYLOR, PRESIDENT
GENERAL OFFICERS: Sherri Chiesa, Secretary-Treasurer • Peter Ward, Recording Secretary
Jo Marie Agriesti, General Vice President • Maria Elena Durazo, General Vice President for Immigration, Civil Rights and Diversity